UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 for James A. Dal Pozzo; Amendment No. 4 for William H. Tilley;
Amendment No. 5 for BJ Chicago, LLC; and Amendment No. 6 for The Jacmar Companies)(1)

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

167889 10 4

(CUSIP Number)

James A. Dal Pozzo
The Jacmar Companies
2200 W. Valley Blvd.
Alhambra, California 91803
(626) 576-0737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 167889 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BJ Chicago, LLC 95-4837979

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jacmar Companies 95-2808722

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,624,129

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,624,129

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,129 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Tilley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,743,118

	8.	Shared Voting Power 2,766,460 (1)

	9.	Sole Dispositive Power 1,743,118

	10.	Shared Dispositive Power 2,766,460 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,509,578 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  The reporting person expressly disclaims beneficial ownership with respect to all shares held by The Jacmar Companies except to the extent of the reporting person’s pecuniary interest therein.

(2)  Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James A. Dal Pozzo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,454

	8.	Shared Voting Power 2,743,829 (1)

	9.	Sole Dispositive Power 138,454

	10.	Shared Dispositive Power 2,743,829 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,283 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  The reporting person expressly disclaims beneficial ownership with respect to all shares held by The Jacmar Companies except to the extent of the reporting person’s pecuniary interest therein.

(2)  Based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.

This statement relating to BJ’s Restaurants, Inc., a California corporation (“BJ Restaurants”), is being filed as (1) Amendment No. 3 to Schedule 13D to amend the Schedule 13D filed by James A. Dal Pozzo with the Securities and Exchange Commission on February 22, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 10, 2003 and Amendment No. 2 thereto field with the Securities and Exchange Commission on January 22, 2004; (2) Amendment No. 4 to Schedule 13D to amend the Schedule 13D filed by William H. Tilley with the Securities and Exchange Commission on May 14, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on February 22, 2002; Amendment No. 2 thereto filed with the Securities and Exchange Commission on January 10, 2003; and Amendment No. 3 thereto filed with the Securities and Exchange Commission on January 22, 2004; (3) Amendment No. 5 to Schedule 13D to amend the Schedule 13D filed by BJ Chicago, LLC with the Securities and Exchange Commission on January 29, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 14, 2001; Amendment No. 2 thereto filed with the Securities and Exchange Commission on February 22, 2002; Amendment No. 3 thereto filed with the Securities and Exchange on January 10, 2003; and Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 22, 2004; (4) Amendment No. 6 to Schedule 13D to amend the Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 29, 2001; Amendment No. 2 thereto filed with the Securities and Exchange Commission on May 14, 2001; Amendment No. 3 thereto filed with the Securities and Exchange Commission on February 22, 2002, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 10, 2003; and Amendment No. 5 thereto filed with the Securities and Exchange Commission on January 22, 2004.  The Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000 was filed to amend the Schedule 13G filed by The Jacmar Companies with the Securities and Exchange Commission on August 10, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 30, 2000 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on December 5, 2000.

On May 2, 2005, BJ Chicago, LLC distributed all of its shares of BJ’s Restaurants Common Stock (as defined below) pro rata to its members in connection with the planned dissolution of BJ Chicago.  The members of BJ Chicago determined to dissolve that entity because they concluded that the administrative burdens of maintaining the entity outweighed its benefits.  The members now hold directly the same number of shares of BJ’s Restaurants Common Stock that they previously held indirectly through BJ Chicago.

The Jacmar Companies and entities affiliated with Jacmar’s chairman and chief executive officer William H. Tilley owned 41.67% of the membership interests in BJ Chicago, and Golden Resorts, Inc. and its director Jerry G. Brassfield owned 54.94% of the membership interests in BJ Chicago.  The balance of the interests were held by James A. Dal Pozzo and Shann M. Brassfield, who are officers of The Jacmar Companies and Golden Resorts, Inc., respectively, as well as directors of BJ’s Restaurants.

When the members formed BJ Chicago in December 2000, they contemplated the possibility of selling additional membership interests in BJ Chicago to other investors and using the proceeds to purchase additional shares of BJ’s Restaurants (then known as Chicago Pizza & Brewery) and to make investments in other companies.  However, the members have not done so, and immediately prior to the distribution, BJ Chicago did not have any assets other than shares of BJ’s Restaurants Common Stock.

Following the distribution, the shares of BJ’s Restaurants Common Stock continue to be subject to restrictions on transfer imposed by the federal securities laws because all of the members of BJ Chicago may be deemed to be affiliates of BJ’s Restaurants.

The former members will no longer share voting and investment power with respect to all shares of common stock owned by BJ Chicago.

Item 1.	Security and Issuer

This statement relates to shares of BJ’s Restaurant common stock, no par value per share (“BJ’s Restaurants Common Stock”).  The principal executive offices of BJ’s Restaurants are located at 16162 Beach Blvd., Suite 100, Huntington Beach, CA 92647.

Item 2.	Identity and Background

(a)-(c), (f)  BJ Chicago, LLC (“BJ Chicago”) is a Delaware limited liability company.  BJ Chicago’s address is 2200 W. Valley Blvd., Alhambra, California 91803.  The principal business of BJ Chicago is purchasing and holding for investment shares of BJ’s Restaurants Common Stock.

The Jacmar Companies is a California corporation.  The Jacmar Companies’ address is 2200 W. Valley Blvd., Alhambra, California 91803.  The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

William H. Tilley is the CEO and Chairman of the Board of Directors of The Jacmar Companies and Chairman of Shakey’s USA, Inc. and beneficially owns 67.6% of The Jacmar Companies’ outstanding stock.  His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

James A. Dal Pozzo is a director of BJ’s Restaurants and is the President of The Jacmar Companies. Mr. Dal Pozzo also beneficially owns 9.3% of The Jacmar Companies’ outstanding stock.  His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

BJ Chicago, The Jacmar Companies and Messrs. W. Tilley and Dal Pozzo, are referred to herein collectively as the “Filing Parties.”  The Filing Parties may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Set forth below is a list of the directors and executive officers of The Jacmar Companies, each of whom is a citizen of the United States.  Unless otherwise listed, each person’s present principal occupation or employment is as an officer or director of The Jacmar Companies, and unless otherwise noted the principal business address of each officer and director is that of The Jacmar Companies.

Executive Officers and Directors of The Jacmar Companies:
William H. Tilley, CEO and Chairman of the Board
James A. Dal Pozzo, President
Robert R. Hill, Executive Vice President and Director
Tom Simms, Director Individual Investor

James P. Birdwell, Director Principal and Executive V.P. of Reed, Conner & Birdwell, LLC 11111 Santa Monica Blvd. Los Angeles, California 90025
William Bensyl, Director Retired Senior Vice President of Personnel for PepsiCo Inc.
Donald P. Newell, Director Senior Vice President and General Counsel SCPIE Management Company 1888 Century Park East, 8th Floor Los Angeles, CA 90067-1702

(d)-(e)  During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in Item 5 is incorporated herein by reference.

The aggregate purchase price for the 3,200,000 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago on August 10, 2001 was $8,000,000. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital and their own personal funds to make their capital contributions.

The aggregate purchase price for the 661,358 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago from significant shareholders of BJ’s Restaurants on March 13, 2001 was $1,818,734.50. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from additional capital contributions made by its members. The members used working capital to make their capital contributions.

The aggregate purchase price for the 2,206,500 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago on January 18, 2001 was $8,826,000. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from capital contributions made by its members. The members used working capital to make their capital contributions.

The aggregate purchase price for the 13,800 shares of BJ’s Restaurants Common Stock acquired by BJ Chicago on December 6, 2002 was $96,600.  The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by BJ Chicago was from capital contributions made by its members.  The members used working capital and their own personal funds to make their capital contributions.

The aggregate purchase price for the 1,190,200 shares of BJ’s Restaurants Common Stock acquired by The Jacmar Companies was $2,825,174. The source of funds for the purchase of the shares of BJ’s Restaurants Common Stock acquired by The Jacmar Companies was from working capital.

The aggregate purchase price for the 800,000 shares of BJ’s Restaurants Common Stock acquired by Mr. W. Tilley on April 30, 2001 was $2,000,000. Mr. Tilley used his own personal funds to make the purchase.

On May 2, 2005, BJ Chicago distributed to its members all 6,081,658 of the shares of BJ’s Restaurants Common Stock it held.  Upon the distribution, the members listed in the table below received the numbers of shares of BJ’s Restaurants Common Stock set forth next to their names:

Member	Shares Received in Distribution

Golden Resorts, Inc.	499,003

The Jacmar Companies	1,433,929

William H. Tilley, as Trustee	1,100,000

James A. Dal Pozzo	102,300

Jerry G. Brassfield Remainder Trust	2,844,126

Shann M. Brassfield Remainder Trust	102,300

TOTAL	6,081,658

Item 4.	Purpose of Transaction

Each of the persons named in Item 2 acquired its shares of BJ’s Restaurants Common Stock for investment purposes.  Upon the completion of BJ Chicago’s acquisition of shares on January 18, 2001, BJ’s Restaurants elected two designees of BJ Chicago to its Board of Directors.

Each of the persons named in Item 2 intends to monitor and evaluate its direct and indirect investments in BJ’s Restaurants on a continuing basis.  Based upon their evaluations from time to time, they may acquire additional shares of BJ’s Restaurants Common Stock, dispose of shares of BJ’s Restaurants Common Stock they beneficially own, submit one or more proposals for the consideration of management of BJ’s Restaurants, and/or communicate with other shareholders of BJ’s Restaurants.

Except as set forth above, none of the persons named in Item 2 has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The persons named in Item 2, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer
(a)-(b) BJ Chicago no longer beneficially owns any shares of BJ’s Restaurants Common Stock.

The Jacmar Companies beneficially owns 2,624,129 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by The Jacmar Companies represent approximately 11.6% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants Common Stock outstanding as of February 18, 2005, as reported in

BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are held directly by The Jacmar Companies, and The Jacmar Companies has sole voting and dispositive power over such shares.

Mr. W. Tilley beneficially owns 4,509,578 shares of BJ’s Restaurants Common Stock.  The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. W. Tilley represent approximately 20.0% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. W. Tilley as follows, and unless otherwise indicated, Mr. W. Tilley has sole voting and dispositive power over such shares:

(1) 643,118 shares are held by Mr. W. Tilley directly;
(2) 1,100,000 shares are held by Mr. W. Tilley as Trustee of the William H. Tilley Trust dated January 21, 2003;
(3) 4,000 shares are held by the Bethany Commercial Center Partnership, of which Mr. W. Tilley is general partner;

(4)                                  2,624,129 shares are held by The Jacmar Companies, of which Mr. W. Tilley is Chairman of the Board and CEO.  Mr. W. Tilley also beneficially owns 67.6% of The Jacmar Companies’ outstanding stock.  Mr. W. Tilley has shared voting and dispositive power over such shares;

(5)                                  111,300 shares are held by the William Tilley Family Foundation, of which Mr. W. Tilley is President and a Director.  Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(6)                                  13,831 shares are held by John Tilley personally or through trust accounts for his benefit.  John Tilley is Mr. W. Tilley’s son.  Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(7)                                  6,800 shares are held by Nicole Tilley personally or through trust accounts for her benefit.  Nicole Tilley is Mr. W. Tilley’s daughter.  Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(8)                                  4,000 shares are held by Jacmar & Jaksick Investment Company, of which Mr. W. Tilley is a general partner.  Mr. W. Tilley beneficially owns 50% of the general partnership interests in Jacmar & Jaksick Investment Company.  Mr. W. Tilley has shared voting and dispositive power over such shares with Stan Jaksick and Sam Jaksick, who are also general partners;

(9)                                  500 shares are held by TNT Long Beach Partners, of which Mr. W. Tilley is a general partner.  Mr. W. Tilley also beneficially owns 33.33% of the partnership interests in TNT Long Beach Partners.  Mr. W. Tilley has shared voting and dispositive power over such shares; and

(10)                            1,900 shares are held by Mr. W. Tilley and Nadine H. Tilley, Trustees for the benefit of the Nadine B. Tilley Trust dated January 21, 2003.  Mr. W. Tilley has shared voting and dispositive power over such shares.

Mr. Dal Pozzo beneficially owns 2,882,283 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Dal Pozzo represent approximately 12.8% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. Dal Pozzo as follows, and unless otherwise indicated, Mr. Dal Pozzo has sole voting and dispositive power over such shares:

(1) 102,300 shares are held directly by Mr. Dal Pozzo;

(2)                                  2,624,129 shares are held by The Jacmar Companies, of which Mr. Dal Pozzo is President.  Mr. Dal Pozzo also beneficially owns 9.3% of The Jacmar Companies’ outstanding stock. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

(3)                                  111,300 shares are held by the William Tilley Family Foundation, of which Mr. Dal Pozzo is Secretary and a Director.  Mr. Dal Pozzo may be deemed to share voting and dispositive power over such shares;

(4) 7,000 shares are held by the John Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;
(5) 1,000 shares are held by the Nicole Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;
(6) 200 shares are held by the John Tilley Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;
(7) 200 shares are held by the Nicole Tilley Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares; and
(8) 36,154 shares are subject to options that are held by Mr. Dal Pozzo directly and are currently exercisable or will become exercisable within 60 days.
The officers and directors of the William Tilley Family Foundation, a non-profit charitable foundation formed under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, are as follows:

Name	Position
William H. Tilley	President and Director
James A. Dal Pozzo	Secretary and Director
Gregory D. Snyder	Chief Financial Officer and Director

Mr. Snyder is a senior partner in the accounting firm of Rose, Snyder & Jacobs and his business address is 15821 Ventura Blvd., Suite 490, Encino, California 91436.

In addition to Mr. W. Tilley, the general partners of Jacmar & Jaksick Investment Company are Stan Jaksick and Sam Jaksick.  Messrs. Stan Jaksick and Sam Jaksick are real estate developers and their business address is 4005 Quail Rock Lane, Reno, Nevada 89511.

In addition to Mr. W. Tilley, the general partners of TNT Long Beach Partners are Ms. N. Tilley and Mr. J. Tilley.

Mr. J. Tilley is a student, and his address is 2200 W. Valley Blvd., Alhambra, California 91803.  Ms. N. Tilley is a district sales representative for a subsidiary of The Jacmar Companies, and her business address is 2200 W. Valley Blvd., Alhambra, California 91803.

Montgomery Fisher is co-trustee of each of the John Tilley 1992 Trust, John Tilley Trust, Nicole Tilley 1992 Trust and Nicole Tilley Trust.  Mr. Fisher is retired, and his address is 2126 Cotner Avenue, Los Angeles, California 90025.

Robert R. Hill beneficially owns 2,146 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. R. Hill represent less than 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  Of the shares beneficially owned by Mr. R. Hill, 2,000 shares are held by Mr. R. Hill directly, over which Mr. R. Hill has sole voting and dispositive power, and 146 shares are held by Timothy Hill, Mr. R. Hill’s son.  Mr. R. Hill may be deemed to share voting and dispositive power over, and disclaims beneficial ownership with respect to, the shares of BJ’s Restaurants Common Stock held by Mr. T. Hill.  Mr. T. Hill is an employee of a restaurant owned by The Jacmar Companies, and his address is 346 Salta Verde Point, Long Beach, California 90803.

Tom Simms beneficially owns 20,000 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Simms represent approximately 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. Simms through a trust of which he is sole trustee, and Mr. Simms has sole voting and dispositive power over such shares.

James P. Birdwell beneficially owns 10,000 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Birdwell represent approximately 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based 19,812,786 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of February 18, 2005, as reported in BJ’s Restaurants’ Annual Report on Form 10-K for the fiscal year ended January 2, 2005, plus 2,750,000 shares issued in a March 2005 private placement transaction, as reported in BJ’s Restaurants’ press release dated March 11, 2005.  The shares are beneficially owned by Mr. Birdwell directly, and Mr. Birdwell has sole voting and dispositive power over such shares.

Each of Messrs. W. Tilley and Dal Pozzo disclaims beneficial ownership with respect to the 2,624,129 shares of BJ’s Restaurants Common Stock held by The Jacmar Companies except to the extent of his pecuniary interest therein.  Each of Messrs. W. Tilley and Dal Pozzo also disclaims beneficial ownership with respect to the 111,300 shares of BJ’s Restaurants Common Stock held by the William Tilley Family Foundation.  Mr. W. Tilley disclaims beneficial ownership with respect to the 12,831 shares of BJ’s Restaurants Common Stock held by Mr. J. Tilley and the 5,800 shares of BJ’s Restaurants Common Stock held by Ms. N. Tilley.  Mr. W. Tilley disclaims beneficial ownership with respect to the 4,000 shares of BJ’s Restaurants Common Stock held by Jacmar & Jaksick Investment Company and the 500 shares held by TNT Long Beach Partners except to the extent of his pecuniary interest therein.

To the knowledge of the Filing Parties, during the last five years, none of Messrs. Snyder, J. Tilley, Fisher or T. Hill or Ms. N. Tilley has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 5, 2002, Mr. Simms, through a trust of which he is sole trustee, purchased 10,000 shares of BJ’s Restaurants Common Stock for cash on the open market at a purchase price of $7.0346 per share.  The shares were purchased by Mr. Simms using personal funds held by the trust for an aggregate consideration of $70,346.

On December 6, 2002, BJ Chicago purchased 13,800 shares of BJ’s Restaurants Common Stock for cash in a private transaction at a purchase price of $7.00 per share.  The shares were purchased by BJ Chicago using funds from capital contributions made by its members for an aggregate consideration of $96,600.  The members used working capital and their own personal funds to make their capital contributions.

On December 6, 2002, the William Tilley Family Foundation purchased 9,200 shares of BJ’s Restaurants Common Stock for cash in a private transaction at a purchase price of $7.00 per share.  The shares were purchased by the William Tilley Family Foundation using working capital for an aggregate consideration of $64,400.

On April 4, 2003, Mr. W. Tilley transferred his entire membership interest in BJ Chicago to William H. Tilley, as Trustee of the William H. Tilley Trust dated January 21, 2003.
On August 11, 2003, Mr. J. Tilley purchased 100 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $11.09 per share.
On December 9, 2003, Mr. W. Tilley donated 50,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $14.58 per share as of the date of the donation.
On December 23, 2003, Mr. W. Tilley donated 14,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $14.90 per share as of the date of the donation.
On December 23, 2003, Mr. W. Tilley donated 14,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $14.90 per share as of the date of the donation.
On February 5, 2004, Mr. W. Tilley donated 3,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $12.49 per share as of the date of the donation.
On March 17, 2004, Mr. W. Tilley donated 382 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $13.10 per share as of the date of the donation.

On May 5, 2004, Mr. W. Tilley donated 1,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $14.31 per share as of the date of the donation.
On May 11, 2004, Jacmar & Jaksick Investment Company purchased 4,000 shares of BJ’s Restaurants Common Stock for cash in a private transaction at a purchase price of $13.209 per share
On June 16, 2004, Mr. W. Tilley donated 400 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $15.08 per share as of the date of the donation.
On March 4, 2005, Mr. W. Tilley donated 20,000 shares of BJ’s Restaurants Common Stock. The Common Stock had a fair market value of $16.46 per share as of the date of the donation.

On March 18, 2005, Mr. J. Tilley purchased 1,000 shares of BJ’s Restaurants Common Stock for cash at a purchase price of $19.50 per share; Ms. N. Tilley purchased 1,000 shares at a purchase price of $19.50 per share; TNT Long Beach Partners purchased 500 shares at $19.50 per share; and Nadine B. Tilley and William H. Tilley, Trustees for the benefit of the Nadine B. Tilley Trust dated January 21, 2003 purchased 200 shares at $19.457 per share.

On May 2, 2005, BJ Chicago distributed to its members all 6,081,658 of the shares of BJ’s Restaurants Common Stock it held.  Upon the distribution, the members listed in the table below received the numbers of shares of BJ’s Restaurants Common Stock set forth next to their names:

Member	Shares Received in Distribution

Golden Resorts, Inc.	499,003

The Jacmar Companies	1,433,929

William H. Tilley, as Trustee	1,100,000

James A. Dal Pozzo	102,300

Jerry G. Brassfield Remainder Trust	2,844,126

Shann M. Brassfield Remainder Trust	102,300

TOTAL	6,081,658

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement attached hereto as Exhibit 1, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or between any of the persons named in Item 2 and any other person with respect to any securities of BJ’s Restaurants, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2005

BJ CHICAGO, LLC

By:	The Jacmar Companies
Its:	Manager

	By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo
Its: President

By: Golden Resorts, Inc.
Its: Manager

	By:	/s/ SHANN BRASSFIELD
Name: Shann Brassfield
Its: President

THE JACMAR COMPANIES

By:		/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo
Its: President

WILLIAM H. TILLEY

By:	/s/ WILLIAM H. TILLEY
Name: William H. Tilley

JAMES A. DAL POZZO

By:	/s/ JAMES A DAL POZZO
Name: James A. Dal Pozzo